Legend Biotech Reports First Quarter 2025 Results and Recent Highlights

•CARVYKTI® (ciltacabtagene autoleucel; cilta-cel) net trade sales of approximately $369 million
•Over 6,000 patients treated to date
•Initiated CARVYKTI® clinical production at the Tech Lane facility
•Received positive CHMP opinion to add statistically significant improvement in overall survival from CARTITUDE-4 study to CARVYKTI® label
•Australia’s TGA approved CARVYKTI® in second-line plus settings for multiple myeloma patients
•Cash and cash equivalents, and time deposits of $1.0 billion, as of March 31, 2025, which Legend Biotech believes will provide financial runway into the second quarter of 2026

SOMERSET, N.J.—May 13, 2025— Legend Biotech Corporation (NASDAQ: LEGN) (Legend Biotech), a global leader in cell therapy, today reported its first quarter 2025 unaudited financial results and key corporate highlights.

“CARVYKTI, underpinned by its continued strong commercial performance, continues to set the standard for CAR-T therapies in multiple myeloma,” said Ying Huang, Ph.D., Chief Executive Officer of Legend Biotech. “We believe our achievements from this past quarter, including capacity expansion and additional global approvals, are setting the stage for Legend Biotech to achieve company-wide profitability by next year. As we unlock new markets and meet growing global demand, we believe our manufacturing expansion and commercial execution will maintain CARVYKTI’s market leadership position and enable us to deliver our differentiated cell therapy to more patients around the world.”

Regulatory Updates
•The Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) provided a positive opinion for CARVYKTI® on its CARTITUDE-4 overall survival (OS) update where a statistically significant and clinically meaningful improvement was achieved. The Summary of Product Characteristics will contain progression-free survival (PFS), OS, and safety information based on second interim analysis.
•Australia’s Therapeutic Goods Administration (TGA) approved the registration of CARVYKTI® for the treatment of adult patients with relapsed or refractory multiple myeloma who have received at least one prior therapy, including an immunomodulatory agent (IMiD) and a proteasome inhibitor (PI), and are refractory to lenalidomide or who have received at least three prior lines of therapy, including a PI, an IMiD, and an anti-CD38 antibody.

Key Business Developments
•Treated over 6,000 clinical and commercial patients to date.
•In the first quarter of 2025, initiated clinical production of CARVYKTI® at the Tech Lane facility in Ghent, Belgium. The company expects to initiate commercial production at the Tech Lane facility by the end of 2025, providing expanded capacity to meet global demand.
•Published Legend Biotech’s second annual Environmental, Social & Governance (ESG) report, covering fiscal year 2024 data, which aligns with the Sustainable Accounting Standards Board (SASB) Biotechnology and Pharmaceutical sector standards, the Greenhouse Gas (GHG) Protocol, and references the Global Reporting Initiative (GRI) standards; the report underscores Legend Biotech’s dedication to the long-term wellbeing and success of its company, its employees, and the patients it serves.
•Cash and cash equivalents, and time deposits of $1.0 billion, which Legend Biotech believes will provide financial runway into the second quarter of 2026, when Legend Biotech anticipates potentially achieving an operating profit excluding unrealized foreign exchange gains or losses.

First Quarter 2025 Financial Results

•Cash Position: Cash and cash equivalents, and time deposits were $1.0 billion as of March 31, 2025.

•License Revenue: License revenue was $9.3 million for the three months ended March 31, 2025, compared to $12.2 million for the three months ended March 31, 2024. The decrease of $2.9 million was solely attributed to revenue recognized pursuant to Legend Biotech’s license agreement with Novartis for the development, manufacture, and commercialization of LB2102 and other potential CAR-T therapies selectively targeting DLL-3

(the “Novartis License Agreement”). This revenue is recognized over time as Legend Biotech conducts a Phase 1 clinical trial for LB2102. The decrease resulted from the timing of the underlying activities performed in connection with such trial.

•Collaboration Revenue: Collaboration revenue was $185.6 million for the three months ended March 31, 2025, compared to $78.5 million for the three months ended March 31, 2024. The increase was due to an increase in revenue generated from sales of CARVYKTI® in connection with our collaboration and license agreement with Janssen (the "Janssen Agreement").

•Cost of Collaboration Revenue: Cost of collaboration revenue was $69.5 million for the three months ended March 31, 2025, compared to $49.1 million for the three months ended March 31, 2024. The increase was primarily due to Legend Biotech’s share of the cost of sales in connection with CARVYKTI® sales under the Janssen Agreement and expenditures to support expansion in manufacturing capacity.

•Cost of License and Other Revenue: Cost of license and other revenue was $1.8 million for the three months ended March 31, 2025, compared to $5.6 million for the three months ended March 31, 2024, and consisted of costs recognized in connection with the Novartis License Agreement.

•Research and Development Expenses: Research and development expenses were $101.9 million for the three months ended March 31, 2025, compared to $101.0 million for the three months ended March 31, 2024. The increase was due to research and development activities in cilta-cel with two frontline clinical trials ongoing during 2025, offset by a decrease in other cilta-cel research and development activities.

•Administrative Expenses: Administrative expenses were $31.5 million for the three months ended March 31, 2025, compared to $31.9 million for the three months ended March 31, 2024. Administrative expenses remained relatively flat, with an increase in staffing-related expenses due to higher headcount, offset by lower IT expenses due to the timing of completion of existing projects or the initiation of new projects compared to same period in the prior year.

•Selling and Distribution Expenses: Selling and distribution expenses were $41.0 million for the three months ended March 31, 2025, compared to $24.2 million for the three months ended March 31, 2024. The increase was due to increased costs associated with commercial activities including expansion of the sales force due to growing sales of CARVYKTI®.

•Net Loss: Net loss was $100.9 million for the three months ended March 31, 2025, compared to a net loss of $59.8 million for the three months ended March 31, 2024.

•Adjusted Net Loss: Adjusted net loss was $27.0 million for the three months ended March 31, 2025, compared to an adjusted net loss of $85.3 million for the three months ended March 31, 2024.

Webcast/Conference Call Details:
Legend Biotech will host its quarterly earnings call and webcast today at 8:00am ET. To access the webcast, please visit this weblink.

A replay of the webcast will be available on Legend Biotech’s website at https://investors.legendbiotech.com/events-and-presentations.

About Legend Biotech
With over 2,600 employees, Legend Biotech is the largest standalone cell therapy company and a pioneer in treatments that change cancer care forever. The company is at the forefront of the CAR-T cell therapy revolution with CARVYKTI®, a one-time treatment for relapsed or refractory multiple myeloma, which it develops and markets with collaborator Johnson & Johnson. Centered in the US, Legend is building an end-to-end cell therapy company by expanding its leadership to maximize CARVYKTI’s patient access and therapeutic potential. From this platform, the company plans to drive future innovation across its pipeline of cutting-edge cell therapy modalities.

Learn more at https://legendbiotech.com and follow us on X (formerly Twitter) and LinkedIn.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Legend Biotech’s strategies and objectives; statements relating to CARVYKTI®, including Legend Biotech’s expectations for

CARVYKTI® and its therapeutic potential; statements related to Legend Biotech manufacturing expectations for CARVYKTI® and the ability of Legend Biotech’s manufacturing expansion and commercial execution to maintain CARVYKTI’s market leadership position; statements related to Legend Biotech’s ability to fund its operations into the second quarter of 2026 and to achieve profitability in 2026; and the potential benefits of Legend Biotech’s product candidates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; government, industry, and general product pricing and other political pressures; as well as the other factors discussed in the “Risk Factors” section of Legend Biotech’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission (SEC) on March 11, 2025 and Legend Biotech’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed, estimated or expected. Any forward-looking statements contained in this press release speak only as of the date of this press release. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

INVESTOR CONTACT:
Jessie Yeung
Tel: (732) 956-8271
jessie.yeung@legendbiotech.com

PRESS CONTACT:
Mary Ann Ondish
Tel: (914) 552-4625
media@legendbiotech.com

LEGEND BIOTECH CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Three Months Ended March 31,
US$’000, except share and per share data	2025	2024
REVENUE
License revenue	9,348	12,181
Collaboration revenue	185,615	78,481
Other revenue	90	3,329
Total revenue	195,053	93,991
Cost of collaboration revenue	(69,497)	(49,101)
Cost of license and other revenue	(1,847)	(5,638)
Research and development expenses	(101,924)	(100,964)
Administrative expenses	(31,463)	(31,929)
Selling and distribution expenses	(40,969)	(24,223)
Loss on asset impairment	(970)	—
Finance costs	(5,061)	(5,475)
Finance income*	12,056	13,870
Other (expense)/income, net*	(54,508)	49,681
LOSS BEFORE TAX	(99,130)	(59,788)
Income tax expense	(1,786)	(5)
LOSS FOR THE PERIOD	(100,916)	(59,793)
Attributable to:
Ordinary equity holders of the parent	(100,916)	(59,793)
LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic	(0.27)	(0.16)
Diluted	(0.27)	(0.16)
ORDINARY SHARES USED IN LOSS PER SHARE COMPUTATION
Basic	367,525,855	364,010,429
Diluted	367,525,855	364,010,429

*Certain prior year amounts have been reclassified to present finance income as a separate line item and to combine other income/(expense),net for comparative purposes

LEGEND BIOTECH CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31, 2025	December 31, 2024
	US$’000	US$’000
NON-CURRENT ASSETS
Property, plant and equipment	98,810	99,288
Advance payments for property, plant and equipment	545	374
Right-of-use assets	107,224	101,932
Time deposits	—	4,362
Intangible assets	2,082	2,160
Collaboration prepaid leases	182,613	172,064
Other non-current assets	5,583	6,056
Total non-current assets	396,857	386,236
CURRENT ASSETS
Collaboration inventories, net	30,933	23,903
Trade receivables	369	6,287
Prepayments, other receivables and other assets	182,040	130,975
Pledged deposits	70	70
Time deposits	563,678	835,934
Cash and cash equivalents	441,702	286,749
Total current assets	1,218,792	1,283,918
Total assets	1,615,649	1,670,154
CURRENT LIABILITIES
Trade payables	58,143	38,594
Other payables and accruals	116,810	166,180
Government grants	535	532
Lease liabilities	5,341	4,794
Tax payable	14,009	20,671
Contract liabilities	39,535	46,874
Total current liabilities	234,373	277,645
NON-CURRENT LIABILITIES
Collaboration interest-bearing advanced funding	305,745	301,196
Lease liabilities long term	51,724	44,613
Government grants	6,058	6,154
Total non-current liabilities	363,527	351,963
Total liabilities	597,900	629,608
EQUITY
Share capital	37	37
Reserves	1,017,712	1,040,509
Total ordinary shareholders’ equity	1,017,749	1,040,546
Total equity	1,017,749	1,040,546
Total liabilities and equity	1,615,649	1,670,154

LEGEND BIOTECH CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Three Months Ended March 31,
US$’000	2025	2024

LOSS BEFORE TAX	(99,130)	(59,788)
CASH FLOWS (USED IN)/PROVIDED BY, OPERATING ACTIVITIES	(103,754)	15,518
CASH FLOWS PROVIDED BY/(USED IN) INVESTING ACTIVITIES	256,640	(396,148)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	667	831
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	153,553	(379,799)
Effect of foreign exchange rate changes, net	1,400	(343)
Cash and cash equivalents at beginning of the period	286,749	1,277,713

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	441,702	897,571
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances	1,005,450	1,156,674
Less: Pledged deposits	70	359
Time deposits	563,678	258,744
Cash and cash equivalents as stated in the statement of financial position	441,702	897,571
Cash and cash equivalents as stated in the statement of cash flows	441,702	897,571

RECONCILIATION OF IFRS TO NON-IFRS MEASURES

We use Adjusted Net Loss and Adjusted Net Loss per Share (which we sometimes refer to as “Adjusted EPS” “ANL per Share”) as performance metrics. Adjusted Net Loss and ANL per share are not defined under IFRS, are not a measure of operating income, operating performance, or liquidity presented in accordance with IFRS, and are subject to important limitations. Our use of Adjusted Net Loss has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. For example:

•Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted Net Loss does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements.

•Adjusted Net Loss excludes unrealized foreign exchange gain or loss which resulted primarily from changes in the intercompany loan balances and cash balances as a result of exchange rate changes between USD and EUR.

•Adjusted Net Loss does not reflect changes in, or cash requirements for, our working capital needs.

•In addition, Adjusted Net Loss excludes such as share based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy.

Also, our definition of Adjusted Net Loss and ANL per Share may not be the same as similarly titled measures used by other companies.

However, we believe that providing information concerning Adjusted Net Loss and ANL per Share enhances an investor’s understanding of our financial performance. We use Adjusted Net Loss as a performance metric that guides management in its operation of and planning for the future of the business. We believe that Adjusted Net Loss provides a useful measure of our operating performance from period to period by excluding certain items that we believe are not representative of our core business. We define Adjusted Net Loss as net loss adjusted for (1) non-cash items such as depreciation and amortization, share based compensation, impairment loss, and (2) unrealized foreign exchange gain or loss mainly related to intercompany loan balances and cash deposit balances as a result of exchange rate changes between USD and EUR.

ANL per Share is computed by dividing Adjusted Net Loss by the weighted average shares outstanding.

A reconciliation between Adjusted Net Loss and Net Loss, the most directly comparable measure under IFRS, has been provided in the table below.

LEGEND BIOTECH CORPORATION
RECONCILIATION OF IFRS TO NON-IFRS
(UNAUDITED)

	Three Months ended March 31,
	2025	2024
	US$’000 except per share data (Unaudited)
Net loss	(100,916)	(59,793)
Depreciation and amortization	5,199	5,722
Share based compensation	15,946	18,703
Impairment loss	970	—
Unrealized foreign exchange loss/(gain) (included in Other income/(expense), net)	51,802	(49,889)
Adjusted net loss (ANL)	(26,999)	(85,257)

ANL per share:
ANL per share - basic	(0.07)	(0.23)
ANL per share - diluted	(0.07)	(0.23)